Mail Stop 4561

      August 17, 2005




John E. Biallas
President
Dividend Capital Total Realty Trust, Inc.
518 Seventh Street, 17th Floor
Denver, CO  80202

Re:	Dividend Capital Total Realty Trust, Inc.
      Amendment No. 1 to Registration Statement on Form S-11
      Filed August 1, 2005
      Registration No. 333-125338

Dear Mr. Biallas:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      All page numbers refer to the marked courtesy copy of the registration statement that you provided to us.

General

1. We note your response to comment 5; however, your disclosure continues to contain a significant amount of cross-references. Please revise the prospectus to reduce your reliance on cross-references. As previously noted, the existence of large numbers of cross-references suggests that the prospectus could be better organized.

2. We note your response to prior comment 9, however, we are unable to locate the revised disclosure. Please provide the disclosure regarding promoters required by Item 11 of Form S-11, including the information called for by Item 11(d) regarding the names of the promoters and indicate all positions and offices with the registrant now held or intended to be held by each such promoter.

3. We note your response to comment 11. Specifically, you refer to how the strategic partners will be compensated as your basis for using the term "partner." Unless these third parties will shares the profits and losses of the investments they recommend within a partnership structure, we do not agree that the method of compensation noted makes these third parties "partners." Please provide us with additional support for your argument or revise to refrain from identifying these entities as "partners."

4. Please refrain from using capitalized terms that are otherwise clear from their plain meaning. For example, we note, from you cover page, the following terms: the "Board" in reference to your Board of
Directors; "primary offering" in reference to this offering;
"Minimum
Offering Requirements;" "Nasdaq;" "Advisory Agreement" and
"Operating
Partnership." These and other terms do not require additional clarification in order for investors to understand their meaning.

5. Please continue to monitor the updating requirements of Rule 3-
12
of Regulation S-X.

6. Please have your auditors update their consent.

Cover page

7. We note your response to comment 12.  We also note that your cover
page continues to exceed one page.  Please revise to limit the front
cover to one page as required by Item 501(b) of Regulation S-K.
The
cover page should only include the information required by Item
501
of Regulation S-K, Guide 5 and information key to an investment decision.

8. We note your response to our comment 18; however, we are unable to agree with your analysis. As such, please revise to delete the term
"Dividend Capital Securities LLC." at the bottom of this page. As previously noted, the current placement of "Dividend Capital Securities LLC" implies that this is a firm commitment underwritten offering. See Item 501(b)(8) of Regulation S-K.




Prospectus Summary, page 1

9. We note your response to prior comment 19; however, your summary still contains a significant amount of information that is better suited for the body of the prospectus. Please further revise to summarize the most important aspects of your business and your offering, rather than repeating the detailed disclosure that appears elsewhere in the document.

Risk Factors, page 21

10. Some of your risk factors fail to specifically state the risks that may flow from the facts and circumstances you describe. For example, under You will not be able to assess the qualifications of the Advisor..., on page 26 you fail to state the risks that will
result from facts you describe.   Please review and revise each of
your risk factors to state the specific risk that will result from the facts you describe. Explain how the risk affects Dividend Capital Total Realty or the securities being offered.

Risk Related to Investments in Real Property, page 28

11. Please avoid using generic conclusions such as "adversely affect"
when describing the risks` effects.   Replace this, and similar
language, with specific disclosure of how you, your business, financial condition and results of operations would be affected by the facts you describe.

High mortgage rates may make it difficult for us to finance or refinance properties, which could reduce the number of properties we can acquire and the amount of cash distributions we can make to our stockholders, page 36

12. We have reviewed your response to comment 41 and we re-issue the comment. In light of the fact that mortgage rates have been at historical lows for some time, the fact that there have been numerous rate increases by the Federal Reserve and public statements implying that future rate increases are to be expected, we believe that your risk factor discussion is incomplete without acknowledging these facts. Your statement that mortgage rates have "fluctuated in the recent past" does not provide meaningful disclosure to investors. This appears to be especially significant in light of your investment strategy to refinance mortgage debt in future years when debt becomes due. Please revise.

Estimated Use of Proceeds, page 45

13. We note your response to comment 44. Please include a tabular presentation to identify each principal purpose for which the net proceeds are intended to be used. Further, quantify each amount as required by Item 504 of Regulation S-K. In this regard, we note your disclosure in footnote (6).

The Advisor and the Advisory Agreement, page 69

The Advisory Agreement, age 71

14. We note the statement in your response to comment 51 that you can not anticipate your annual operating expenses. In order to provide depth and meaning to your disclosure, please revise to briefly describe what costs comprise your anticipated annual operating expenses.

Conflicts of Interest, page 83

Interests in Other Real Estate Programs, page 83

15. Refer to comment 54. Please disclose the number of other real estate programs you reference.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 95

16. We note your response to comment 61.  Your disclosure
continues
to indicate that you are not aware of any material trends "other than
national economic conditions affect real estate generally."   As
previously requested, please revise this section to discuss those "national economic conditions" that affect real estate generally.

Description of Capital Stock, page 101

Distributions, page 104

17. We note your response to comment 63; however, our comment focuses on issuing securities or borrowing funds for the purpose of making distributions. In this regard, revise to discuss the fact the return of capital will likely increase if you issue additional securities or borrow funds in order to make a distribution.

18. To the extent that your ability to make distributions to your stockholders will depend, in part, upon your receipt of distributions from your operating partnership, please revise your disclosure to indicate whether or not there are any restrictions on the ability of
Dividend Capital Total Realty Operating Partnership LP to transfer funds to Dividend Capital Total Realty Trust, Inc.


Share Redemption Program, page 105

19. We note your response to comment 67; however, we continue to believe that the requested information is material to investors. As such, please revise to provide examples of when the board may consider it to be in the best interests of stockholders to use proceeds from other funds. Further, as previously requested, describe the other possible sources of funds.

20. Refer to comment 70. As your disclosure reads, investors will be given no less than 30 days notice of the desire of the Board to terminate the redemption plan. Because redemptions are made quarterly, and not monthly, please revise to indicate, if true, that investors may not have the opportunity to make a redemption request prior to the termination of the plan. Provide similar disclosure in your risk factor section.

Additional Information, page 139

21. Please revise to include the new address for the Commission:
100
F Street, NE, Washington, DC  20549.

Financial Statements

22. We have reviewed your response to our prior comment 62, and in light of your response request that you include the accounting policy for organization and offering costs in your Summary of Significant Accounting Policies. In addition, please disclose if any, the amount of reimbursable organization and offering costs incurred that are not reflected in your financial statements as of May 4, 2005.

Item 36.  Financial Statement and Exhibits

Exhibit 5.1 - Legal Opinion

23. Please confirm to us in writing that counsel concurs with our understanding that the reference and limitation to the "laws of the
State of Maryland" includes the statutory provisions as well as all applicable provisions of the Maryland Constitution and reported judicial decisions interpreting these laws. Please file counsel`s written confirmation as correspondence on the EDGAR system.

Draft Tax Opinion

24. Please provide us with a revised draft opinion that omits the second sentence in the final paragraph that states that nobody aside from the REIT can rely on this opinion. Prospective investors and shareholders should be able to rely on this opinion.

Appendix A

Prior Performance Tables, page A-1

25. Please confirm that none of the programs have been completed and that none of the properties in the programs have been sold or disposed. Alternatively, please tell us why you have not included Tables IV or V.

Table III, page A-6

26. Please revise to include a brief narrative explaining the objective of the table and what it covers so that the investor will be able to understand the significance of the information presented.
See Instructions to Appendix II of Guide 5.

  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


	You may contact Kelly McCusker, Accountant, at (202) 551-3433 or
Cicely Luckey, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Shady, Attorney-Advisor, at (202) 551-3471 or me at (202) 551-3694 with any other questions.


      Sincerely,



Owen Pinkerton
      Senior Counsel

cc:	Phyllis Korff (via facsimile)
      Skadden, Arps, Slate, Meagher & Flom LLP
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John E. Biallas
Dividend Capital Total Realty Trust, Inc.
August 17, 2005
Page 7